Exhibit 99.4

TD Bank Group Reports Third Quarter 2022 Results Earnings News Release • Three and nine months ended July 31, 2022

This quarterly Earnings News Release should be read in conjunction with the Bank’s unaudited third quarter 2022 Report to Shareholders for the three months ended July 31, 2022, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated August 24, 2022. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted results are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:

•	Reported diluted earnings per share were $1.75, compared with $1.92.
•	Adjusted diluted earnings per share were $2.09, compared with $1.96.
•	Reported net income was $3,214 million, compared with $3,545 million.
•	Adjusted net income was $3,813 million, compared with $3,628 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2022, compared with the corresponding period last year:

•	Reported diluted earnings per share were $5.85, compared with $5.68.
•	Adjusted diluted earnings per share were $6.18, compared with $5.83.
•	Reported net income was $10,758 million, compared with $10,517 million.
•	Adjusted net income was $11,360 million, compared with $10,783 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of acquired intangibles of $58 million ($52 million after-tax or 3 cents per share), compared with $68 million ($61 million after-tax or 3 cents per share) in the third quarter last year.
•

Acquisition and integration charges related to the Schwab transaction of $23 million ($20 million after-tax or 1 cent per share), compared with $24 million ($22 million after-tax or 1 cent per share) in the third quarter last year.

•	Acquisition and integration-related charges for the First Horizon acquisition of $29 million ($22 million after-tax or 1 cent per share).
•	Mitigation of interest rate volatility to closing capital on First Horizon acquisition, net loss of $678 million ($505 million after-tax or 28 cents per share).

TORONTO, August 25, 2022 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the third quarter ended July 31, 2022. Reported earnings were $3.2 billion, down 9.3% compared with the third quarter last year, and adjusted earnings were $3.8 billion, up 5.1%.

“Continued business momentum, increased customer activity and the benefits of our deposit rich franchise contributed to TD’s strong performance in the third quarter,” said Bharat Masrani, Group President and CEO, TD Bank Group. “Investments in talent and innovation, combined with our focus on prudent risk and financial management, strengthened our business and extended our competitive advantage.”

Canadian Retail delivered another strong quarter with record revenue

Canadian Retail net income was $2,253 million, an increase of 6% compared with the third quarter last year. Revenue was $7,020 million, an increase of 7%, supported by continued momentum in banking and insurance volumes, rising interest rates, and growth in customer activity, including record credit card sales, partially offset by lower wealth revenue due to market conditions. Expenses increased 8%, reflecting higher spend supporting business growth, including investments in technology and employee-related expenses. Provision for credit losses (PCL) increased by $70 million from the prior year, reflecting higher provisions for performing loans, partially offset by lower impaired PCL.

Canadian Retail continued to build on its momentum delivering record revenue for the quarter and welcoming more customers, which included record new account openings for new Canadians. The Bank continued to support forward-focused investments, such as the addition of the 24th state-of-the-art TD Insurance Auto Centre, further extending its geographic reach and ability to offer superior experiences to more customers. TD Direct Investing was ranked #1 best online broker in Canada in 2022 by MoneySense and the Bank was recognized as a market leader in Digital Customer Engagement by Industry Banking Reports.

The U.S. Retail Bank delivered strong results, fueled by momentum in the consumer and commercial businesses

U.S. Retail reported net income for the quarter was $1,442 million (US$1,122 million), an increase of 11% (7% in U.S. dollars) compared with the third quarter last year. Reported net income included acquisition and integration-related charges for the First Horizon acquisition of $29 million (US$22 million) or $22 million (US$17 million) after-tax. On an adjusted basis, net income for the quarter was $1,464 million (US$1,139 million), an increase of 13% (8% in U.S. dollars). The Bank’s investment in The Charles Schwab Corporation (Schwab) contributed $289 million (US$226 million) in earnings, an increase of 47% (40% in U.S. dollars) compared with the third quarter last year.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,153 million (US$896 million), an increase of 5% (1% in U.S. dollars) from the third quarter last year, primarily reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses. On an adjusted basis,

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 1

net income was a record $1,175 million (US$913 million), an increase of 7% (2% in U.S. dollars), reflecting higher deposit margins and volumes, partially offset by higher PCL, lower income from the Paycheck Protection Program (PPP), and higher employee-related expenses.

U.S. Retail accelerated its business momentum in the third quarter. The U.S. Retail Bank delivered personal loan and deposit growth of 8% each year-over-year. In addition, improving commercial loan growth in middle market and specialty lending helped fuel 2.6% loan growth over the prior quarter. Combined with this growth, the significant wind-down in PPP volumes resulted in only a small decline in average loan volumes overall from the same quarter last year. The business momentum this quarter reflected a combination of strong originations and new customer growth, along with higher commercial line utilization and increased customer activity.

Last week’s public meeting before the joint Office of the Comptroller of the Currency and the Federal Reserve Board was another important milestone in TD’s ongoing work with community groups and regulators to advance the approval process for the First Horizon transaction. TD continues to expect the transaction to close in the first quarter of fiscal 2023 and looks forward to welcoming First Horizon customers and associates to the Bank.

To further enhance the colleague and customer experience, U.S. Retail launched TD Workshop this quarter – the Bank’s first retail innovation lab, which combines a fully-functioning store with space to innovate, design and test new products, and engage with customers and the broader community. For the third consecutive year, TD Auto Finance was proud to be ranked “Highest in Dealer Satisfaction among Non-Captive Lenders with Prime Credit” in the J.D. Power 2022 U.S. Dealer Financing Satisfaction Study.1 This quarter, TD Bank, America’s Most Convenient Bank®, was recognized by Forbes as one of America’s Best Employers for Women.

Solid Wholesale Banking performance in Q3

Wholesale Banking net income for the quarter was $271 million, a decrease of 18% compared to the third quarter last year reflecting higher non-interest expenses and PCL. In spite of market volatility and a weaker underwriting environment, revenue was down only 1% year-over-year, with the decreased activity partially offset by other parts of the business, reflecting the strength of Wholesale Banking’s diversified business model.

TD’s proposed acquisition of Cowen Inc., announced on August 2, 2022, will accelerate the Wholesale Bank’s U.S. dollar growth strategy by expanding its product and service offering, increasing depth in key business lines, and adding scale and high-quality talent. The transaction is expected to close in the first calendar quarter of 2023.

Additionally, TD Securities was named the Canadian FX Service Quality Leader for Corporates in 2022 by Coalition Greenwich Study for the third consecutive year, continuing to demonstrate the Wholesale Bank’s leadership position in the Canadian market.

Capital

TD’s Common Equity Tier 1 Capital ratio was 14.9%.

Conclusion

“We enter the final quarter of fiscal 2022 with growing businesses, a powerful brand and a proven ability to drive consistent execution across the Bank,” added Masrani. “In a complex macroeconomic environment, we are well-positioned to continue investing in our business and create long-term value for our shareholders.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

[1]

TD Auto Finance received the highest score in the non-captive national – prime segment (between 214,000 and 542,000 transactions) in the J.D. Power 2020-2022 U.S. Dealer Financing Satisfaction Studies of dealers’ satisfaction with automotive finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2021 MD&A”) in the Bank’s 2021 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2022 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of pandemics, including the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2021 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Pending Acquisition” or “Significant and Subsequent Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 3

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Results of operations
Results of operations
Total revenue – reported	$10,925	$11,263	$10,712	$33,469	$31,752
Total revenue – adjusted[1]	11,603	11,039	10,712	33,923	31,752
Provision for (recovery of) credit losses	351	27	(37)	450	(101)
Insurance claims and related expenses	829	592	836	2,177	2,057
Non-interest expenses – reported	6,096	6,033	5,616	18,096	17,129
Non-interest expenses – adjusted[1]	6,033	5,999	5,576	17,929	17,011
Net income – reported	3,214	3,811	3,545	10,758	10,517

Net income – adjusted[1]	3,813	3,714	3,628	11,360	10,783
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$790.8	$765.0	$719.2	$790.8	$719.2
Total assets	1,840.8	1,825.3	1,703.1	1,840.8	1,703.1
Total deposits	1,201.7	1,183.7	1,118.7	1,201.7	1,118.7
Total equity	102.6	99.4	99.9	102.6	99.9

Total risk-weighted assets[2]	495.7	489.0	465.5	495.7	465.5
Financial ratios
Return on common equity (ROE) – reported[3]	13.5%	16.4%	15.3%	15.1%	15.4%
Return on common equity – adjusted[1]	16.1	15.9	15.6	15.9	15.8
Return on tangible common equity (ROTCE)[1]	18.4	22.1	20.8	20.4	21.2
Return on tangible common equity – adjusted[1]	21.6	21.2	20.9	21.2	21.4
Efficiency ratio – reported[3]	55.8	53.6	52.4	54.1	53.9
Efficiency ratio – adjusted[1,3]	52.0	54.3	52.0	52.9	53.6

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.17	0.01	(0.02)	0.08	(0.02)
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.76	$2.08	$1.92	$5.86	$5.69
Diluted	1.75	2.07	1.92	5.85	5.68
Dividends per share	0.89	0.89	0.79	2.67	2.37
Book value per share[3]	52.54	51.49	51.21	52.54	51.21
Closing share price[4]	83.18	92.79	82.95	83.18	82.95
Shares outstanding (millions)
Average basic	1,804.5	1,804.7	1,818.8	1,810.0	1,816.8
Average diluted	1,807.1	1,808.3	1,821.8	1,813.3	1,819.2
End of period	1,813.1	1,803.9	1,820.0	1,813.1	1,820.0
Market capitalization (billions of Canadian dollars)	$150.8	$167.4	$151.0	$150.8	$151.0
Dividend yield[3]	4.0%	3.6%	3.7%	3.8%	4.0%
Dividend payout ratio[3]	50.6	42.8	41.2	45.5	41.7
Price-earnings ratio[3]	10.6	11.5	9.8	10.6	9.8

Total shareholder return (1 year)[3]	4.2	13.9	44.4	4.2	44.4
Common share information – adjusted (Canadian dollars)[1,3]
Per share earnings
Basic	$2.09	$2.02	$1.96	$6.19	$5.83
Diluted	2.09	2.02	1.96	6.18	5.83
Dividend payout ratio	42.5%	43.9%	40.2%	43.1%	40.6%

Price-earnings ratio	10.0	11.4	11.2	10.0	11.2
Capital ratios[2]
Common Equity Tier 1 Capital ratio	14.9%	14.7%	14.5%	14.9%	14.5%
Tier 1 Capital ratio	16.3	15.9	15.9	16.3	15.9
Total Capital ratio	18.8	18.5	18.5	18.8	18.5
Leverage ratio	4.3	4.3	4.8	4.3	4.8
TLAC ratio	32.0	30.4	26.3	32.0	26.3

TLAC Leverage ratio	8.5	8.1	7.9	8.5	7.9

[1]

The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its unaudited Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

[2]

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements (CAR), Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the third quarter of 2022 MD&A for further details.

[3]	For additional information about this metric, refer to the Glossary in the third quarter of 2022 MD&A, which is incorporated by reference.
[4]	Toronto Stock Exchange closing market price.

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SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING ACQUISITIONS

Acquisition of Cowen Inc.

On August 2, 2022, the Bank and Cowen Inc. (“Cowen”) announced a definitive agreement for TD to acquire Cowen in an all-cash transaction valued at US$1.3 billion, or US$39.00 for each share of Cowen common stock. The transaction is expected to close in the first calendar quarter of 2023, subject to customary closing conditions, including approvals from Cowen’s stockholders and certain U.S., Canadian, and foreign regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the Wholesale Banking segment. Based on the estimated financial performance and balance sheets of the Bank and Cowen, including transaction-related impacts, the Bank expects that its Common Equity Tier 1 (CET1) Capital ratio will be comfortably above 11% upon the closing of the Cowen acquisition, pro forma for the closing of the Bank’s acquisition of First Horizon Corporation (“First Horizon”).

Sale of Schwab Common Shares

On August 1, 2022, in order to provide the capital required for the acquisition of Cowen, the Bank sold 28.4 million non-voting common shares of Schwab at a price of US$66.53 per share for proceeds of approximately $2.4 billion (US$1.9 billion). Approximately 15 million shares were sold to Schwab pursuant to a repurchase agreement at a price equal to the price obtained in the sale of 13.4 million shares sold to a broker dealer pursuant to Rule 144 of the Securities Act of 1933. All shares sold automatically converted into shares of Schwab voting common stock and the shares acquired by Schwab are no longer outstanding. The sales reduced the Bank’s ownership interest in Schwab from approximately 13.4% to 12.0%. The Bank is expected to recognize approximately $1 billion (US$770 million) as other income (net of $370 million (US$290 million) loss from accumulated other comprehensive income (AOCI) reclassified to earnings), in the fourth quarter of fiscal 2022.

Acquisition of First Horizon Corporation

On February 28, 2022, the Bank and First Horizon announced a definitive agreement for the Bank to acquire First Horizon in an all-cash transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock). The transaction is expected to close in the first quarter of fiscal 2023, and is subject to customary closing conditions, including approvals from First Horizon’s shareholders and U.S. and Canadian regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the U.S. Retail segment.

If the transaction does not close prior to November 27, 2022, First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing. Either party will have the right to terminate the agreement if the transaction has not closed by February 27, 2023 (the “outside date”), subject to the right of either party (under certain conditions) to extend the outside date to May 27, 2023.

During the quarter, the Bank implemented a strategy to mitigate interest rate volatility to capital on closing of the acquisition.

The fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets are sensitive to interest rate changes. The fair value of net assets will determine the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles will negatively impact capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.

After the de-designation, mark-to-market gains (losses) on these swaps are being recognized in earnings, without any corresponding offset from the previously hedged investments, which will mitigate the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.

For the three and nine months ended July 31, 2022, the Bank recognized $(721) million in non-interest income related to the mark-to-market on the swaps, and $43 million in net interest income related to the basis adjustment amortization.

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HOW WE PERFORMED

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.

Non-GAAP and Other Financial Measures

In addition to reported results, the Bank also presents certain financial measures, including non-GAAP financial measures that are historical, non-GAAP ratios, supplementary financial measures and capital management measures, to assess its results. Non-GAAP financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3. Non-GAAP ratios include a non-GAAP financial measure as one or more of its components. Examples of non-GAAP ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.

U.S. Strategic Cards

The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (“Schwab transaction”). For further details, refer to Note 7 of the third quarter of 2022 Interim Consolidated Financial Statements. The Bank accounts for its investment in Schwab using the equity method and reports its after-tax share of Schwab’s earnings with a one-month lag. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Net interest income	$7,044	$6,377	$6,004	$19,723	$17,869

Non-interest income	3,881	4,886	4,708	13,746	13,883
Total revenue	10,925	11,263	10,712	33,469	31,752
Provision for (recovery of) credit losses	351	27	(37)	450	(101)
Insurance claims and related expenses	829	592	836	2,177	2,057

Non-interest expenses	6,096	6,033	5,616	18,096	17,129
Income before income taxes and share of net income from investment in Schwab	3,649	4,611	4,297	12,746	12,667
Provision for (recovery of) income taxes	703	1,002	922	2,689	2,711

Share of net income from investment in Schwab	268	202	170	701	561
Net income – reported	3,214	3,811	3,545	10,758	10,517

Preferred dividends and distributions on other equity instruments	43	66	56	152	186
Net income available to common shareholders	$3,171	$3,745	$3,489	$10,606	$10,331

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The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Operating results – adjusted
Net interest income[6]	$7,001	$6,377	$6,004	$19,680	$17,869

Non-interest income[1,6]	4,602	4,662	4,708	14,243	13,883
Total revenue	11,603	11,039	10,712	33,923	31,752
Provision for (recovery of) credit losses	351	27	(37)	450	(101)
Insurance claims and related expenses	829	592	836	2,177	2,057

Non-interest expenses[2]	6,033	5,999	5,576	17,929	17,011
Income before income taxes and share of net income from investment in Schwab	4,390	4,421	4,337	13,367	12,785
Provision for (recovery of) income taxes	892	955	931	2,848	2,737

Share of net income from investment in Schwab[3]	315	248	222	841	735
Net income – adjusted	3,813	3,714	3,628	11,360	10,783

Preferred dividends and distributions on other equity instruments	43	66	56	152	186
Net income available to common shareholders – adjusted	3,770	3,648	3,572	11,208	10,597
Pre-tax adjustments for items of note
Amortization of acquired intangibles[4]	(58)	(60)	(68)	(185)	(211)
Acquisition and integration charges related to the Schwab transaction[5]	(23)	(20)	(24)	(93)	(81)
Acquisition and integration-related charges for the First Horizon acquisition[2]	(29)	–	–	(29)	–
Mitigation of interest rate volatility to closing capital on
First Horizon acquisition[6]	(678)	–	–	(678)	–
Litigation settlement recovery[1]	–	224	–	224	–
Less: Impact of income taxes
Amortization of acquired intangibles	(6)	(6)	(7)	(20)	(23)
Acquisition and integration charges related to the Schwab transaction[5]	(3)	(2)	(2)	(14)	(3)
Acquisition and integration-related charges for the First Horizon acquisition	(7)	–	–	(7)	–
Mitigation of interest rate volatility to closing capital on First Horizon acquisition	(173)	–	–	(173)	–

Litigation settlement recovery	–	55	–	55	–
Total adjustments for items of note	(599)	97	(83)	(602)	(266)
Net income available to common shareholders – reported	$3,171	$3,745	$3,489	$10,606	$10,331

[1]	Adjusted non-interest income excludes the following item of note:
i.

The Bank reached a settlement in TD Bank, N.A. v. Lloyd’s Underwriter et al., in Canada, pursuant to which the Bank recovered losses resulting from the previous resolution by the Bank of multiple proceedings in the U.S. related to an alleged Ponzi scheme, perpetrated by, among others, Scott Rothstein – Q2 2022: $224 million. This amount is reported in the U.S. Retail segment.

[2]	Adjusted non-interest expenses exclude the following items of note related to the Bank’s own asset acquisitions and business combinations:
i.

Amortization of acquired intangibles – Q3 2022: $23 million, Q2 2022: $26 million, Q1 2022: $33 million, Q3 2021: $34 million, Q2 2021: $35 million, Q1 2021: $39 million. These amounts are reported in the Corporate segment;

ii.

The Bank’s own integration and acquisition costs related to the Schwab transaction – Q3 2022: $11 million, Q2 2022: $8 million, Q1 2022: $37 million, Q3 2021: $6 million, Q2 2021: $3 million, Q1 2021: $1 million. These amounts are reported in the Corporate segment; and

iii.

Acquisition and integration-related charges for the First Horizon acquisition – Q3 2022: $29 million. These charges are primarily related to professional services and other incremental operating expenses and reported in the U.S. Retail segment.

[3]	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q3 2022: $35 million, Q2 2022: $34 million, Q1 2022: $34 million, Q3 2021: $34 million, Q2 2021: $34 million, Q1 2021: $35 million; and
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q3 2022: $12 million, Q2 2022: $12 million, Q1 2022: $13 million, Q3 2021: $18 million, Q2 2021: $16 million, Q1 2021: $37 million.

[4]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[5]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[6]

Mitigation of interest rate volatility to closing capital on First Horizon acquisition includes i) mark-to-market gains (losses) on interest rate swaps recorded in non-interest income – Q3 2022: $(721) million, and ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income – Q3 2022: $43 million. Both the mark-to-market gains (losses) on the swaps and the basis adjustment amortization are reported in the Corporate segment. Refer to the “Significant and Subsequent Events, and Pending Acquisitions” section for further details.

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 7

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Basic earnings per share – reported	$1.76	$2.08	$1.92	$5.86	$5.69

Adjustments for items of note	0.33	(0.05)	0.04	0.33	0.14
Basic earnings per share – adjusted	$2.09	$2.02	$1.96	$6.19	$5.83

Diluted earnings per share – reported	$1.75	$2.07	$1.92	$5.85	$5.68

Adjustments for items of note	0.33	(0.05)	0.04	0.33	0.14
Diluted earnings per share – adjusted	$2.09	$2.02	$1.96	$6.18	$5.83

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

Return on Common Equity

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP financial ratio and can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments increased to 10.5% CET1 Capital in the first quarter of 2022, compared with 9% in fiscal 2021.

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021

Average common equity	$92,963	$93,922	$90,626	$94,170	$89,627
Net income available to common shareholders – reported	3,171	3,745	3,489	10,606	10,331

Items of note, net of income taxes	599	(97)	83	602	266
Net income available to common shareholders – adjusted	$3,770	$3,648	$3,572	$11,208	$10,597
Return on common equity – reported	13.5%	16.4%	15.3%	15.1%	15.4%
Return on common equity – adjusted	16.1	15.9	15.6	15.9	15.8

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP financial measure, and ROTCE and adjusted ROTCE are non-GAAP ratios.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021

Average common equity	$92,963	$93,922	$90,626	$94,170	$89,627
Average goodwill	16,704	16,577	16,056	16,583	16,395
Average imputed goodwill and intangibles on investments in Schwab	6,600	6,577	6,485	6,580	6,695
Average other acquired intangibles[1]	476	498	419	500	404

Average related deferred tax liabilities	(172)	(171)	(171)	(171)	(171)
Average tangible common equity	69,355	70,441	67,837	70,678	66,304
Net income available to common shareholders – reported	3,171	3,745	3,489	10,606	10,331

Amortization of acquired intangibles, net of income taxes	52	54	61	165	188
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,223	3,799	3,550	10,771	10,519

Other items of note, net of income taxes	547	(151)	22	437	78
Net income available to common shareholders – adjusted	$3,770	$3,648	$3,572	$11,208	$10,597
Return on tangible common equity	18.4%	22.1%	20.8%	20.4%	21.2%
Return on tangible common equity – adjusted	21.6	21.2	20.9	21.2	21.4

[1]	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 8

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2021 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2021.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $41 million, compared with $34 million in the prior quarter and $37 million in the third quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 7:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Net interest income	$3,448	$3,148	$3,044	$9,681	$8,895

Non-interest income	3,572	3,475	3,535	10,680	10,091
Total revenue	7,020	6,623	6,579	20,361	18,986
Provision for (recovery of) credit losses – impaired	142	163	154	455	512

Provision for (recovery of) credit losses – performing	28	(103)	(54)	(192)	(307)
Total provision for (recovery of) credit losses	170	60	100	263	205
Insurance claims and related expenses	829	592	836	2,177	2,057
Non-interest expenses	2,957	2,932	2,748	8,758	8,091

Provision for (recovery of) income taxes	811	803	770	2,420	2,289
Net income	$2,253	$2,236	$2,125	$6,743	$6,344

Selected volumes and ratios
Return on common equity[1]	42.9%	44.6%	47.6%	44.1%	48.3%
Net interest margin (including on securitized assets)[2]	2.70	2.62	2.61	2.62	2.62

Efficiency ratio	42.1	44.3	41.8	43.0	42.6
Assets under administration (billions of Canadian dollars)[3]	$526	$537	$538	$526	$538

Assets under management (billions of Canadian dollars)[3]	408	411	420	408	420
Number of Canadian retail branches	1,060	1,060	1,073	1,060	1,073

Average number of full-time equivalent staff	45,036	43,707	41,763	43,900	41,181

[1]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
[2]

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the third quarter of 2022 MD&A, which is incorporated by reference, for additional information about these metrics.

[3]	For additional information about this metric, refer to the Glossary in the third quarter of 2022 MD&A, which is incorporated by reference.

Quarterly comparison – Q3 2022 vs. Q3 2021

Canadian Retail net income for the quarter was $2,253 million, an increase of $128 million, or 6%, compared with the third quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses and PCL. The annualized ROE for the quarter was 42.9%, compared with 47.6% in the third quarter last year.

Canadian Retail revenue is derived from the personal and business banking, wealth, and insurance businesses. Revenue for the quarter was $7,020 million, an increase of $441 million, or 7%, compared with the third quarter last year.

Net interest income was $3,448 million, an increase of $404 million, or 13%, compared with the third quarter last year, reflecting volume growth and higher margins. Average loan volumes increased $45 billion, or 9%, reflecting 8% growth in personal loans and 15% growth in business loans. Average deposit volumes increased $29 billion, or 7%, reflecting 8% growth in personal deposits, 4% growth in business deposits, and 8% growth in wealth deposits. Net interest margin was 2.70%, an increase of 9 bps, primarily due to higher margins on deposits reflecting the rising interest rate environment, partially offset by lower margin on loans and lower mortgage prepayment revenue.

Non-interest income was $3,572 million, an increase of $37 million, or 1%, reflecting higher fee-based revenue in the banking business and higher insurance volumes, partially offset by lower transaction and fee-based revenue in the wealth business and a decrease in the fair value of investments supporting claim liabilities which resulted in a similar decrease in insurance claims.

Assets under administration (AUA) were $526 billion as at July 31, 2022, a decrease of $12 billion, or 2%, and assets under management (AUM) were $408 billion as at July 31, 2022, a decrease of $12 billion, or 3%, compared with the third quarter last year, both reflecting market depreciation, partially offset by net asset growth.

PCL was $170 million, an increase of $70 million compared with the third quarter last year. PCL – impaired for the quarter was $142 million, a decrease of $12 million, or 8%. PCL – performing was $28 million, compared with a recovery of $54 million in the prior year. The current quarter provision was largely reflected in the consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.13%, an increase of 5 bps compared with the third quarter last year.

Insurance claims and related expenses for the quarter were $829 million, a decrease of $7 million, or 1%, compared with the third quarter last year reflecting favourable prior years’ claims development and the impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest income, partially offset by higher current year claims.

Non-interest expenses for the quarter were $2,957 million, an increase of $209 million, or 8%, compared with the third quarter last year, reflecting higher spend supporting business growth, including technology and employee-related expenses.

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 9

The efficiency ratio for the quarter was 42.1%, compared with 41.8% in the third quarter last year.

Quarterly comparison – Q3 2022 vs. Q2 2022

Canadian Retail net income for the quarter was $2,253 million, an increase of $17 million, or 1%, compared with the prior quarter, reflecting revenue growth, partially offset by higher insurance claims, PCL and non-interest expenses. The annualized ROE for the quarter was 42.9%, compared with 44.6%, in the prior quarter.

Revenue increased $397 million, or 6%, compared with the prior quarter. Net interest income increased $300 million, or 10%, reflecting higher margins, the effect of more days in the third quarter and volume growth. Average loan volumes increased $15 billion, or 3%, reflecting 3% growth in personal loans and 4% growth in business loans. Average deposit volumes increased $4 billion, or 1%, reflecting 3% growth in personal deposits, partially offset by decreases in wealth deposits of 4% and business deposits of 1%. Net interest margin was 2.70%, an increase of 8 bps, primarily due to higher margins on deposits reflecting the rising interest rate environment, partially offset by lower margin on loans.

Non-interest income increased $97 million, or 3%, reflecting an increase in the fair value of investments supporting claim liabilities, higher insurance volume, and higher fee-based revenue in the banking business, partially offset by lower transaction and fee-based revenue in the wealth business.

AUA decreased $11 billion, or 2% reflecting market depreciation, partially offset by net asset growth. AUM decreased $3 billion, or 1% compared with the prior quarter reflecting market deprecation.

PCL was $170 million, an increase of $110 million compared with the prior quarter. PCL – impaired decreased $21 million, or 13%. PCL – performing was $28 million compared with a recovery of $103 million in the prior quarter. The current quarter provision was largely reflected in the consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.13%, an increase of 8 bps.

Insurance claims and related expenses for the quarter increased $237 million, or 40%, compared with the prior quarter, reflecting the impact of changes in the discount rate which resulted in a similar increase in fair value of investments supporting claims liabilities reported in non-interest income, higher current year claims, and more severe weather-related events.

Non-interest expenses increased $25 million, or 1%, compared with the prior quarter reflecting higher spend supporting business growth, including employee-related and technology expenses, partially offset by lower variable compensation.

The efficiency ratio for the quarter was 42.1%, compared with 44.3% in the prior quarter.

Year-to-date comparison – Q3 2022 vs. Q3 2021

Canadian Retail net income for the nine months ended July 31, 2022, was $6,743 million, an increase of $399 million, or 6%, compared with same period last year. The increase in earnings reflects higher revenue, partially offset by higher non-interest expenses, insurance claims and PCL. The annualized ROE for the period was 44.1%, compared with 48.3%, in the same period last year.

Revenue for the period was $20,361 million, an increase of $1,375 million, or 7%, compared with same period last year. Net interest income increased $786 million, or 9%, reflecting volume growth and higher margins. Average loan volumes increased $43 billion, or 9%, reflecting 8% growth in personal loans and 15% growth in business loans. Average deposit volumes increased $35 billion, or 8%, reflecting 7% growth in personal deposits, 9% growth in business deposits, and 9% growth in wealth deposits. Net interest margin was 2.62%, flat to the same period last year, primarily due to higher margins on deposits reflecting the rising interest rate environment, partially offset by lower margin on loans, and lower mortgage prepayment revenue.

Non-interest income increased $589 million, or 6%, reflecting higher fee-based revenue in the banking and wealth businesses, higher insurance volumes and prior year insurance premium rebates for customers, partially offset by lower transaction revenue in the wealth business, and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

PCL was $263 million, an increase of $58 million compared with the same period last year. PCL – impaired was $455 million, a decrease of $57 million, or 11%, largely related to improved credit conditions. PCL – performing was a recovery of $192 million, compared with a recovery of $307 million in the same period last year. The current year performing release reflects improved credit conditions. Total PCL as an annualized percentage of credit volume was 0.07%, an increase of 1 basis point.

Insurance claims and related expenses were $2,177 million, an increase of $120 million, or 6%, compared with the same period last year, reflecting higher current year claims and more severe weather-related events, partially offset by the impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest income, and more favourable prior years’ claims development.

Non-interest expenses were $8,758 million, an increase of $667 million, or 8%, compared with the same period last year, reflecting higher spend supporting business growth, including technology, employee-related expenses, and marketing costs.

The efficiency ratio for the period was 43.0%, compared with 42.6% for the same period last year.

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 10

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the nine months ended
Canadian Dollars	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Net interest income	$2,453	$2,079	$1,990	$6,647	$5,971
Non-interest income – reported	648	864	691	2,183	2,007

Non-interest income – adjusted[1]	648	640	691	1,959	2,007
Total revenue – reported	3,101	2,943	2,681	8,830	7,978
Total revenue – adjusted[1]	3,101	2,719	2,681	8,606	7,978
Provision for (recovery of) credit losses – impaired	135	96	63	356	370

Provision for (recovery of) credit losses – performing	(28)	(114)	(159)	(246)	(544)
Total provision for (recovery of) credit losses	107	(18)	(96)	110	(174)
Non-interest expenses – reported	1,715	1,632	1,518	4,944	4,800
Non-interest expenses – adjusted[1]	1,686	1,632	1,518	4,915	4,800
Provision for (recovery of) income taxes – reported	126	186	161	460	393

Provision for (recovery of) income taxes – adjusted[1]	133	131	161	412	393
U.S. Retail Bank net income – reported	1,153	1,143	1,098	3,316	2,959
U.S. Retail Bank net income – adjusted[1]	1,175	974	1,098	3,169	2,959

Share of net income from investment in Schwab[2,3]	289	224	197	765	652
Net income – reported	$1,442	$1,367	$1,295	$4,081	$3,611
Net income – adjusted[1]	1,464	1,198	1,295	3,934	3,611

U.S. Dollars
Net interest income	$1,905	$1,641	$1,619	$5,217	$4,746
Non-interest income – reported	504	682	561	1,716	1,596

Non-interest income – adjusted[1]	504	505	561	1,539	1,596
Total revenue – reported	2,409	2,323	2,180	6,933	6,342
Total revenue – adjusted[1]	2,409	2,146	2,180	6,756	6,342
Provision for (recovery of) credit losses – impaired	105	75	53	279	291

Provision for (recovery of) credit losses – performing	(22)	(90)	(127)	(194)	(435)
Total provision for (recovery of) credit losses	83	(15)	(74)	85	(144)
Non-interest expenses – reported	1,332	1,289	1,233	3,882	3,813
Non-interest expenses – adjusted[1]	1,310	1,289	1,233	3,860	3,813
Provision for (recovery of) income taxes – reported	98	147	130	362	314

Provision for (recovery of) income taxes – adjusted[1]	103	103	130	323	314
U.S. Retail Bank net income – reported	896	902	891	2,604	2,359
U.S. Retail Bank net income – adjusted[1]	913	769	891	2,488	2,359

Share of net income from investment in Schwab[2,3]	226	177	161	603	516
Net income – reported	$1,122	$1,079	$1,052	$3,207	$2,875
Net income – adjusted[1]	1,139	946	1,052	3,091	2,875

Selected volumes and ratios
Return on common equity – reported[4]	14.8%	14.2%	13.8%	13.9%	12.5%
Return on common equity – adjusted[1]	15.0	12.5	13.8	13.4	12.5
Net interest margin[1,5]	2.62	2.21	2.16	2.35	2.18
Efficiency ratio – reported	55.3	55.5	56.6	56.0	60.1

Efficiency ratio – adjusted[1]	54.4	60.1	56.6	57.1	60.1
Assets under administration (billions of U.S. dollars)	$32	$32	$29	$32	$29

Assets under management (billions of U.S. dollars)	36	37	41	36	41
Number of U.S. retail stores	1,158	1,156	1,142	1,158	1,142

Average number of full-time equivalent staff	25,968	25,366	25,047	25,419	25,756

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s third quarter 2022 Interim Consolidated Financial Statements for further details.
[3]	The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition are recorded in the Corporate segment.
[4]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
[5]

Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

Quarterly comparison – Q3 2022 vs. Q3 2021

U.S. Retail reported net income for the quarter was $1,442 million (US$1,122 million), an increase of $147 million (US$70 million), or 11% (7% in U.S. dollars) compared with the third quarter last year. On an adjusted basis, net income for the quarter was $1,464 million (US$1,139 million), an increase of $169 million (US$87 million), or 13% (8% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 14.8% and 15.0%, respectively, compared with 13.8% in the third quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,153 million (US$896 million) and $289 million (US$226 million), respectively. On an adjusted basis for the quarter, the U.S. Retail Bank’s net income was $1,175 million (US$913 million).

The contribution from Schwab of US$226 million increased US$65 million, or 40%, primarily reflecting higher net interest income, partially offset by lower trading revenue.

U.S. Retail Bank reported net income was US$896 million, an increase of US$5 million, or 1%, primarily reflecting higher revenue, partially offset by higher PCL and non-interest expenses including acquisition and integration-related charges for the First Horizon acquisition. U.S. Retail Bank adjusted net income was US$913 million, an increase of US$22 million, or 2%, primarily reflecting higher revenue, partially offset by higher PCL and non-interest expenses.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,409 million, an increase of US$229 million, or 11%, compared with the third quarter last year. Net interest income of US$1,905 million, increased US$286 million, or 18%, largely driven by the benefit of higher deposit margins from the rising rate environment and higher business and personal deposit volumes, partially offset by lower income from PPP loan forgiveness and lower margin on loans. Net interest margin of 2.62%, increased 46 bps, as higher margin on deposits reflecting the rising interest rate environment and positive balance sheet mix was partially offset by lower income from PPP loan forgiveness and lower

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 11

margin on loans. Non-interest income of US$504 million decreased US$57 million, or 10%, compared with the third quarter last year, primarily reflecting higher valuation of certain investments in the prior year.

Average loan volumes decreased US$1 billion, relatively flat, compared with the third quarter last year. Personal loans increased 8%, primarily reflecting higher residential mortgage and auto originations, and higher credit card volumes, partially offset by a decline in home equity. Business loans decreased 7%, or increased 2% excluding PPP loans, primarily reflecting strong originations and new customer growth, higher commercial line utilization and increased customer activity, offset by PPP loan forgiveness. Average deposit volumes increased US$10 billion, or 3%, reflecting an 8% increase in personal deposits and a 2% increase in business deposits, partially offset by a 2% decrease in sweep deposits.

AUA were US$32 billion as at July 31, 2022, an increase of US$3 billion, or 10%, compared with the third quarter last year, reflecting net asset growth. AUM were US$36 billion as at July 31, 2022, a decrease of US$5 billion, or 12%, compared with the third quarter last year, reflecting market depreciation and net asset outflows.

PCL for the quarter was US$83 million, compared with a recovery of US$74 million in the third quarter last year. PCL – impaired was US$105 million, an increase of US$52 million, or 98%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$22 million, compared with a recovery of US$127 million in the prior year. The performing release this quarter was largely reflected in the commercial lending portfolios. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.20%, an increase of 38 bps, compared with the third quarter last year.

Reported non-interest expenses for the quarter were US$1,332 million, an increase of US$99 million, or 8%, compared with the third quarter last year, primarily reflecting higher employee-related expenses, higher investments in the business, and acquisition and integration-related charges for the First Horizon acquisition, partially offset by productivity savings. On an adjusted basis, non-interest expenses increased US$77 million, or 6%.

The reported and adjusted efficiency ratios for the quarter were 55.3% and 54.4%, respectively, compared with 56.6%, in the third quarter last year.

Quarterly comparison – Q3 2022 vs. Q2 2022

U.S. Retail reported net income of $1,442 million (US$1,122 million) increased $75 million (US$43 million), or 5% (4% in U.S. dollars). On an adjusted basis, net income for the quarter was $1,464 million (US$1,139 million), an increase of $266 million (US$193 million), or 22% (20% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 14.8% and 15.0%, respectively, compared with 14.2% and 12.5%, respectively, in the prior quarter.

The contribution from Schwab of US$226 million increased US$49 million, or 28%, primarily reflecting higher net interest income and lower operating expenses, partially offset by lower trading revenue.

U.S. Retail Bank reported net income was US$896 million, a decrease of US$6 million, or 1%, compared with the prior quarter, primarily reflecting a prior quarter insurance recovery related to litigation and higher PCL this quarter, partially offset by higher net interest income. U.S. Retail Bank adjusted net income was US$913 million, an increase of US$144 million, or 19%, primarily reflecting higher revenue, partially offset by higher PCL.

Reported revenue for the quarter increased US$86 million, or 4%, compared with the prior quarter. Adjusted revenue for the quarter increased US$263 million, or 12%. Net interest income of US$1,905 million increased US$264 million, or 16%, primarily reflecting the benefit of higher deposit margins due to the rising interest rate environment and the effect of more days in the third quarter, partially offset by lower margin on loans. Net interest margin of 2.62% increased 41 bps quarter over quarter, as higher margin on deposits reflecting the rising interest rate environment and positive balance sheet mix was partially offset by lower PPP loan forgiveness and lower margin on loans. Reported non-interest income decreased US$178 million, or 26%, primarily reflecting a prior quarter insurance recovery related to litigation. Adjusted non-interest income of US$504 million was relatively flat compared with the prior quarter, reflecting fee income growth from increased customer activity, largely offset by lower valuation of certain investments.

Average loan volumes increased US$4 billion, or 3%, compared with the prior quarter. Personal loans increased 3%, primarily reflecting growth in residential mortgage and auto originations, and higher credit card volumes. Business loans increased 2%, or 3% excluding PPP loans, primarily reflecting strong originations and new customer growth, higher commercial line utilization and increased customer activity. Average deposit volumes decreased US$1 billion, relatively flat, compared with the prior quarter reflecting flat personal deposits and a 1% increase in sweep deposits, offset by a 2% decrease in business deposits.

AUA were US$32 billion as at July 31, 2022, flat compared with the prior quarter. AUM were US$36 billion as at July 31, 2022, a decrease of US$1 billion, or 3%, reflecting net asset outflows and market depreciation.

PCL was higher by US$98 million compared with the prior quarter. PCL – impaired increased US$30 million, or 40%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$22 million, compared with a recovery of US$90 million in the prior quarter. The performing release this quarter was largely reflected in the commercial lending portfolios. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.20%, an increase of 24 bps from prior quarter.

Reported non-interest expenses for the quarter were US$1,332 million, an increase of US$43 million, or 3%, primarily reflecting higher employee-related expenses and acquisition and integration-related charges for the First Horizon acquisition. On an adjusted basis, non-interest expenses increased US$21 million, or 2%.

The reported and adjusted efficiency ratios for the quarter were 55.3% and 54.4%, respectively, compared with 55.5% and 60.1%, respectively, in the prior quarter.

Year-to-date comparison – Q3 2022 vs. Q3 2021

U.S. Retail reported net income for the nine months ended July 31, 2022, was $4,081 million (US$3,207 million), an increase of $470 million (US$332 million), or 13% (12% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period was $3,934 million (US$3,091 million), an increase of $323 million (US$216 million), or 9% (8% in U.S. dollars). The reported and adjusted annualized ROE for the period were 13.9% and 13.4%, respectively, compared with 12.5% in the same period last year.

Reported net income from the U.S. Retail Bank and the Bank’s investment in Schwab was $3,316 million (US$2,604 million) and $765 million (US$603 million), respectively. On an adjusted basis for the period, the U.S. Retail Bank’s net income was $3,169 million (US$2,488 million).

The contribution from Schwab was US$603 million, an increase of US$87 million, or 17%, primarily reflecting higher net interest revenue.

U.S. Retail Bank reported net income for the period was US$2,604 million, an increase of US$245 million, or 10%, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL. U.S. Retail Bank adjusted net income was US$2,488 million, an increase of US$129 million, or 5%.

Reported revenue for the period was US$6,933 million, an increase of US$591 million, or 9%, compared with the same period last year. On an adjusted basis, revenue increased US$414 million, or 7%. Net interest income increased US$471 million, or 10%, largely driven by the benefit of higher business and personal deposit margins and volumes combined with increased earnings on the investment portfolio, partially offset by lower income from PPP loan forgiveness and lower margin on loans. Net interest margin was 2.35%, an increase of 17 bps, as higher margin on deposits reflecting the rising interest rate environment was partially offset by negative balance sheet mix, the impact of lower income from PPP loan forgiveness and lower margin on loans. Reported non-interest income increased US$120 million, or 8%, primarily reflecting an insurance recovery related to litigation, partially offset by higher valuation of certain investments in the prior year. On an adjusted basis, non-interest income decreased US$57 million, or 4%, primarily due to higher valuation of certain investments in the prior year.

Average loan volumes decreased US$6 billion, or 4%, compared with the same period last year. Personal loans increased 4%, driven by higher residential mortgage and auto originations, and higher credit card volumes, partially offset by a decline in home equity. Business loans decreased 10%, or 2% excluding PPP loans, primarily reflecting paydowns of commercial loans and PPP loan forgiveness, partially offset by strong originations and new customer growth, along with

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 12

higher commercial line utilization and increased customer activity. Average deposit volumes increased US$14 billion, or 4%, reflecting a 12% increase in personal deposits and a 7% increase in business deposits, partially offset by a 5% decrease in sweep deposits.

PCL was US$85 million compared with a recovery of US$144 million in the same period last year. PCL – impaired was US$279 million, a decrease of US$12 million, or 4%. PCL – performing was a recovery of US$194 million, compared with a recovery of US$435 million in the prior year. The current year performing release reflects improved credit conditions. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.07%, an increase of 17 bps.

Reported non-interest expenses for the period were US$3,882 million, an increase of US$69 million, or 2%, compared with the same period last year, reflecting higher employee-related expenses, higher investments in the business and acquisition and integration-related charges for the First Horizon acquisition, partially offset by US$125 million in prior year store optimization costs, lower COVID-19 related expenses and productivity savings in the current year. On an adjusted basis, non-interest expenses increased US$47 million, or 1%.

The reported and adjusted efficiency ratios for the quarter were 56.0% and 57.1%, respectively, compared with 60.1%, for the same period last year.

TABLE 9:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Net interest income (TEB)	$786	$759	$632	$2,254	$1,941

Non-interest income	290	491	451	1,418	1,609
Total revenue	1,076	1,250	1,083	3,672	3,550
Provision for (recovery of) credit losses – impaired	–	(1)	–	(5)	22

Provision for (recovery of) credit losses – performing	25	(8)	2	16	(63)
Total provision for (recovery of) credit losses	25	(9)	2	11	(41)
Non-interest expenses	691	776	635	2,231	2,051

Provision for (recovery of) income taxes (TEB)	89	124	116	366	390
Net income	$271	$359	$330	$1,064	$1,150

Selected volumes and ratios
Trading-related revenue (TEB)[1]	$547	$680	$467	$1,953	$1,769
Average gross lending portfolio (billions of Canadian dollars)[2]	72.2	63.7	59.9	65.1	59.6
Return on common equity[3]	8.9%	13.1%	15.7%	12.6%	19.0%

Efficiency ratio	64.2	62.1	58.6	60.8	57.8

Average number of full-time equivalent staff	5,163	4,950	4,839	5,016	4,758

[1]

Includes net interest income TEB of $567 million (April 2022 – $581 million, January 2022 – $525 million, July 2021 – $488 million, April 2021 – $508 million, January 2021 – $504 million), and trading income (loss) of ($20) million (April 2022 – $99 million, January 2022 – $201 million, July 2021 – ($21) million, April 2021 – $50 million, January 2021 – $240 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the third quarter of 2022 MD&A, which is incorporated by reference, for additional information about this metric.

[2]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
[3]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.

Quarterly comparison – Q3 2022 vs. Q3 2021

Wholesale Banking net income for the quarter was $271 million, a decrease of $59 million, or 18%, compared with the third quarter last year, reflecting higher non-interest expenses and PCL.

Revenue for the quarter was $1,076 million, a decrease of $7 million, or 1%, compared with the third quarter last year, reflecting lower underwriting fees and markdowns in certain loan underwriting commitments from widening credit spreads, partially offset by higher trading-related and global transaction banking revenue.

PCL for the quarter was $25 million, an increase of $23 million compared with the third quarter last year. PCL – impaired was nil. PCL – performing was $25 million, an increase of $23 million, largely reflecting credit migration.

Non-interest expenses were $691 million, an increase of $56 million, or 9%, compared with the third quarter last year, primarily reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, partially offset by lower variable compensation.

Quarterly comparison – Q3 2022 vs. Q2 2022

Wholesale Banking net income for the quarter was $271 million, a decrease of $88 million, or 25%, compared with the prior quarter, reflecting lower revenue and higher PCL, partially offset by lower non-interest expenses.

Revenue for the quarter decreased $174 million, or 14%, primarily reflecting lower trading-related revenue and markdowns in certain loan underwriting commitments from widening credit spreads, partially offset by higher global transaction banking revenue.

PCL for the quarter was $25 million, compared with a recovery of $9 million in the prior quarter. PCL – impaired was nil. PCL – performing was $25 million compared with a recovery of $8 million in the prior quarter. Provisions this quarter largely reflect credit migration.

Non-interest expenses for the quarter decreased $85 million, or 11%, primarily reflecting lower variable compensation.

Year-to-date comparison – Q3 2022 vs. Q3 2021

Wholesale Banking net income for the nine months ended July 31, 2022 was $1,064 million, a decrease of $86 million, or 7%, compared with the same period last year, reflecting higher non-interest expenses and PCL, partially offset by higher revenues.

Revenue was $3,672 million, an increase of $122 million, or 3%, compared with the same period last year, reflecting higher trading-related and global transaction banking revenue, partially offset by lower underwriting fees and markdowns in certain loan underwriting commitments from widening credit spreads.

PCL was a $11 million, compared with a recovery of $41 million in the same period last year. PCL – impaired was a recovery of $5 million, lower by $27 million. PCL – performing was $16 million, compared with a recovery of $63 million in the same period last year.

Non-interest expenses were $2,231 million, an increase of $180 million, or 9%, compared with the same period last year, primarily reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the acquisition of TD Securities Automated Trading (previously Headlands Tech Global Markets, LLC).

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 13

TABLE 10:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Net income (loss) – reported	$(752)	$(151)	$(205)	$(1,130)	$(588)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	58	60	68	185	211
Acquisition and integration charges related to the Schwab transaction	23	20	24	93	81
Mitigation of interest rate volatility to closing capital on First Horizon acquisition	678	–	–	678	–

Less: impact of income taxes	182	8	9	207	26
Net income (loss) – adjusted[1]	$(175)	$(79)	$(122)	$(381)	$(322)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses[2]	$(196)	$(161)	$(169)	$(525)	$(537)

Other	21	82	47	144	215
Net income (loss) – adjusted[1]	$(175)	$(79)	$(122)	$(381)	$(322)

Selected volumes

Average number of full-time equivalent staff	20,950	19,180	17,657	19,385	17,704

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	For additional information about this metric, refer to the Glossary in the third quarter of 2022 MD&A, which is incorporated by reference.

Quarterly comparison – Q3 2022 vs. Q3 2021

Corporate segment’s reported net loss for the quarter was $752 million, compared with a reported net loss of $205 million in the third quarter last year. The year-over-year increase primarily reflects the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition, higher net corporate expenses and a lower contribution from other items. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities. Net corporate expenses increased $27 million compared to the same quarter last year. The adjusted net loss for the quarter was $175 million, compared with an adjusted net loss of $122 million in the third quarter last year.

Quarterly comparison – Q3 2022 vs. Q2 2022

Corporate segment’s reported net loss for the quarter was $752 million, compared with a reported net loss of $151 million in the prior quarter. The quarter-over-quarter increase primarily reflects the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition, a lower contribution from other items, and higher net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities. Net corporate expenses increased $35 million compared to the prior quarter. The adjusted net loss for the quarter was $175 million, compared with an adjusted net loss of $79 million in the prior quarter.

Year-to-date comparison – Q3 2022 vs. Q3 2021

Corporate segment’s reported net loss for the nine months ended July 31, 2022 was $1,130 million, compared with a reported net loss of $588 million in the same period last year. The $542 million increase primarily reflects the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition and a lower contribution from other items, partially offset by lower net corporate expenses. Other items decreased $71 million, largely reflecting lower revenue from treasury and balance sheet management activities. Net corporate expenses decreased $12 million compared to the same period last year. Adjusted net loss for the nine months ended July 31, 2022 was $381 million, compared with an adjusted net loss of $322 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 14

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

TSX Trust Company

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233, or

Computershare Trust Company, N.A.

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On January 7, 2022, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to 50 million of the Bank’s common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on January 10, 2023, such earlier date as the Bank may determine, or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media and others may view the third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference on Thursday, August 25, 2022. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for third quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on August 25, 2022 in advance of the call. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on August 25, 2022, until 11:59 p.m. ET on September 9, 2022 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 20, 2023

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves more than 27 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.8 trillion in assets on July 31, 2022. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com

Elizabeth Goldenshtein, Senior Manager, Media Relations, 647-625-3124, Elizabeth.goldenshtein@td.com

TD BANK GROUP • THIRD QUARTER 2022 • EARNINGS NEWS RELEASE	Page 15